UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT 1934

September 30, 2022

Commission File Number: 001-10257

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-112796, 333-112797, 333-149301, 333-149302) AND FORM F-3 (FILE NO. 333-265158) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

30 September 2022

Barclays PLC and Barclays Bank PLC (“Barclays”)

Update on over-issuance under the Barclays Bank PLC U.S. Shelf

Settlement with the SEC

The U.S. Securities and Exchange Commission (“SEC”) has announced the resolution of its investigation of Barclays PLC (“BPLC”) and Barclays Bank PLC (“BBPLC”) relating to the over-issuance of securities by BBPLC under certain of its U.S. shelf registration statements.  Pursuant to the terms of the resolution and as reflected in BPLC’s and BBPLC’s H122 Results Announcements, BPLC and BBPLC will pay a combined penalty of U.S.$200 million, without admitting or denying the SEC’s findings.  The SEC has confirmed that BBPLC’s independent rescission offer to noteholders satisfies its requirements for disgorgement and related prejudgment interest.

Financial impact of the over-issuance

Further to the announcement on 15 September 2022 concerning the expiration of the rescission offer, Barclays confirms that the net cumulative attributable loss after tax in relation to the over-issuance of securities in the U.S. is expected to remain materially in line with the financial impact disclosed in BPLC’s and BBPLC’s H122 Results.  Further details will be provided as part of BPLC’s Q322 Results Announcement to be published on or about 26 October 2022, including the extent to which changes in market prices of affected securities have resulted in a reduction in costs associated with the rescission offer, offset by a corresponding reduction in income associated with hedging arrangements.

Review led by external counsel

The previously announced review of the facts and circumstances relating to the over-issuance and the control environment related to such issuances led by external counsel (“Review”) is now complete.  The over-issuance occurred because Barclays did not put in place a mechanism to track issuances after BBPLC became subject to a limit on issuance.  Among the principal causes of the over-issuance were, first, the failure to identify and escalate to senior executives the consequences of the loss of well-known issuer status and, secondly, a decentralised ownership structure for securities issuances.

The Review further concluded that the occurrence of the over-issuance was not the result of a general lack of attention to controls by Barclays, and that Barclays’ management has consistently emphasised the importance of maintaining effective controls.
The Review’s findings will be used to consider individual accountabilities in relation to this matter and may include adjustments to remuneration, including to past variable remuneration, the potential for disciplinary action and performance management as appropriate.

– ENDS –

Note: The BPLC and BBPLC H122 Results referred to above include further disclosures in relation to the over-issuance of securities.

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Barclays Group. For further information about Barclays, please visit our website home.barclays.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended, with respect to BPLC, BBPLC and the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. These statements are based on the current beliefs and expectations of Barclays’ management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays’ future financial condition and performance are identified in BPLC’s and BBPLC’s respective filings with the SEC (including, without limitation, BPLC’s and BBPLC’s respective Annual Report on Form 20-F for the financial year ended 31 December 2021, as amended, and Interim Results Announcement for the six months ended 30 June 2022), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays’ obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the U.S.), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC

(Registrant)

Date: September 30, 2022	By:	/s/ Garth Wright
Name: Garth Wright
Title: Assistant Secretary